Exhibit 99.1

FOURTH QUARTER 2011
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FOURTH QUARTER AND RECORD 2011 RESULTS

All amounts are in Canadian dollars and on a continuing basis unless otherwise noted and are based on our audited annual and unaudited interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Our 2011 Annual Report to Shareholders (which includes our audited annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis), our 2011 Annual Information Form and our Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, December 2, 2011 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $1,599 million for the fourth quarter ended October 31, 2011, up 43% from last year. For the same period, net income from continuing operations(1) was $1,631 million, up 19% from last year, driven by record earnings in both Canadian Banking and Insurance, and strong results in our corporate and investment banking businesses.

“RBC delivered strong earnings from continuing operations of over $1.6 billion in the fourth quarter and a record $6.7 billion this year driven primarily by record earnings in Canadian Banking, Wealth Management and Insurance and strong results in corporate and investment banking” said Gord Nixon, RBC President and CEO. “This performance demonstrates the strength of our businesses and the quality of our earnings.”

Continuing operations: Q4 2011 compared to Q4 2010

•   Net income of $1,631 million (up 19% from $1,372 million)

•   Diluted earnings per share (EPS) of $1.09 (up $.18  from $.91)

•   Return on common equity (ROE) of 17.1% (up from 15.2%)

Continuing operations: Q4 2011 compared to Q3 2011 • Net income of $1,631 million (up 4% from $1,564 million) • Diluted EPS of $1.09 (up $.05 from $1.04) • ROE of 17.1% (up from 16.7%)

2011 Performance

Earnings from continuing operations(1) were a record $6.7 billion for the year ended October 31, 2011, up $918 million or 16% from the prior year. These results were driven by record results in Canadian Banking, Wealth Management and Insurance and growth in our corporate and investment banking businesses. A decline in provision for credit losses (PCL) across all segments reflecting improved asset quality, and the benefit of a lower effective tax rate, also contributed to the increase. The challenging market conditions experienced in the latter half of the year, including lower client volumes and reduced market liquidity, negatively impacted our fixed income trading businesses, particularly in the U.S. and Europe.

Continuing operations: 2011 compared to 2010 • Net income of $6,650 million (up $918 million) • Diluted EPS of $4.45 (up $.63 from $3.82) • ROE of 18% (up from 16.5%)

Consolidated operations: 2011 compared to 2010

•   Net income of $4,852 million (down from $5,223 million)

•   Diluted EPS of $3.19 (down $.27 from $3.46)

•   Return on common equity (ROE) of 12.9% (down from  14.9%)

Tier 1 capital ratio was 13.3% for 2011 on a consolidated basis.

Earnings from consolidated operations were $4.9 billion for the year ended October 31, 2011 and included a loss of $1.6 billion related to the previously announced sale of our U.S. regional retail banking operations which are now classified as discontinued operations. This loss consisted primarily of a write-off of $1.3 billion of goodwill and intangibles. The historical results associated with Liberty Life have also been classified as discontinued operations.

Q4 2011 Performance

Q4 2011 vs. Q4 2010

Earnings from continuing operations of $1,631 million were up $259 million or 19% from last year, driven by strong business growth in Canadian Banking and Insurance, higher average fee-based client assets in Wealth Management and growth in our corporate and investment banking businesses. The current quarter also benefitted from lower PCL, primarily in Canadian Banking, and a lower effective tax rate. Challenging market conditions reflecting lower client activity and reduced market liquidity negatively impacted our fixed income trading businesses, particularly in the U.S. and Europe, and led to lower transaction volumes in Wealth Management.

Non-interest expense was relatively flat compared to the prior year. Higher costs in support of business growth across all segments including our BlueBay acquisition and increased pension expense driven by a significantly lower discount rate used to value our pension liability were largely offset by lower variable compensation reflecting lower trading results and our ongoing focus on cost management.

(1)

Results from continuing operations do not include results related to our U.S. regional retail banking operations and Liberty Life Insurance Company (sold in Q2 2011) and both of which are now classified as discontinued operations. Consolidated results combine continuing operations and discontinued operations. Refer to our 2011 Annual Report to Shareholders for additional information about our discontinued operations including Q4 2011 results.

Q4 2011 vs. Q3 2011

Earnings from continuing operations were up $67 million or 4% from the prior quarter, primarily driven by record results in Canadian Banking and Insurance. Challenging market conditions, particularly in the early part of the quarter, negatively impacted our fixed income trading business, resulted in lower issuance and merger and acquisition (M&A) activity in our investment banking business and led to lower transaction volumes in Wealth Management.

Non-interest expense increased $107 million or 3% compared to the prior quarter, largely driven by the negative impact of a weaker Canadian dollar, increased marketing and professional fees, and higher sundry losses. These items were partly offset by certain favourable accounting adjustments related to deferred compensation in Wealth Management, lower variable compensation and our ongoing focus on cost management.

Q4 2011 Business Segment Performance

Canadian Banking net income was $904 million, up $139 million or 18% from last year, primarily reflecting solid volume growth in home equity products, personal and business deposits, business loans, and lower PCL. Higher pension costs driven by a significantly lower discount rate partly offset the strong business growth. Compared to last quarter, net income was up $49 million or 6%, primarily due to continued solid volume growth in home equity products and business deposits, and lower PCL as asset quality continued to improve. Our net interest margin remained stable compared to the prior quarter.

“Record earnings in Canadian Banking continued to underpin our results as we leveraged our unparalleled distribution network and superior cross-sell ability to serve our clients’ needs, while eliminating costs and reinvesting for the future,” Nixon said.

Wealth Management net income was $189 million, up $14 million or 8% from the prior year and up $10 million or 6% from the prior quarter. Excluding certain accounting adjustments in the current quarter(2), net income was $157 million, down $18 million or 10% from last year and down $22 million or 12% from the prior quarter, primarily due to lower transaction volumes reflecting challenging market conditions and reduced investor confidence. The current quarter also included higher sundry losses and increased marketing spend.

“This year, Wealth Management was recognized as the sixth-largest wealth manager in the world by client assets, a testament to our leadership position in Canada and our expanding global presence,” Nixon said. “While uncertain market conditions, particularly in the second half of the year, negatively impacted transaction volumes and asset values, we have a focused growth strategy and are well positioned to benefit when market and economic conditions improve.”

Insurance net income was $196 million, up $72 million or 58% from the prior year and up $54 million or 38% from last quarter. These results were driven by strong volume growth across most products, including $26 million (before and after-tax) related to the timing of U.K. annuity reinsurance earnings and lower claims costs.

“Our insurance business had record earnings this quarter and continues to complement our retail product offering by providing innovative and valuable insurance solutions to our clients through our unique distribution strategy,” Nixon said.

International Banking net income was $12 million compared to a net loss of $7 million a year ago, largely reflecting lower PCL in Caribbean banking, improved results at RBC Dexia IS and net favourable stamp tax and accounting adjustments. Compared to the prior quarter, net income was down $19 million, mainly due to increased costs, higher seasonal revenue in the prior quarter and lower average fee-based client assets in the current quarter at RBC Dexia IS partly offset by lower PCL.

“As results in our Caribbean banking operations continued to be impacted by weak economic conditions, long-term prospects remain attractive and we are working towards a common operating model to enable further efficiencies,” Nixon said. ”While RBC Dexia is being impacted by a challenging operating environment, we believe the business is well positioned to benefit from favourable demographic trends supporting long-term growth in global wealth management.”

Capital Markets net income was $278 million, down $95 million or 25% from last year as significantly lower fixed income trading results driven by challenging market conditions, particularly in the early part of the current quarter, were partially offset by continued growth in our corporate and investment banking businesses. Compared to last quarter, earnings were flat. Fixed income trading results were negatively impacted by the challenging market conditions while our investment banking businesses continued to perform well, despite weaker issuance and M&A activity in Canada and the U.S. compared to a strong prior quarter. The current quarter was also positively impacted by certain market and credit related items which were negative last quarter.

“In Capital Markets, we are seeing the benefits of our investments made in recent years to strengthen our corporate and investment banking franchise and grow fee-based revenues,” Nixon said. “As challenging market conditions continue to impact our fixed income trading businesses, we are prudently managing capital and risk and continue to serve our global client base.”

Credit Quality

In the fourth quarter, total PCL was $235 million, down $48 million from last year and $40 million from the prior quarter. Specific PCL of $235 million decreased $47 million from last year driven by lower provisions in our Canadian and Caribbean commercial portfolios, fewer write-offs in our Canadian card portfolio and lower provisions in our Canadian personal lending portfolio. Compared to last quarter, PCL was down $40 million, primarily due to lower provisions in our Canadian commercial portfolio as asset quality continued to improve.

(2)	Results excluding certain accounting adjustments are non-GAAP measures. For a detailed discussion, refer to the Key Performance and non-GAAP measures section.

SELECTED FINANCIAL AND OTHER HIGHLIGHTS
CONSOLIDATED RESULTS

Selected financial and other highlights

	As at or for the three months ended						For the year ended
(C$ millions, except per share, number of and percentage amounts)	October 31 2011		July 31 2011		October 31 2010		October 31 2011		October 31 2010
Continuing operations
Total revenue	$6,798		$6,787		$6,778		$27,430		$26,082
Provision for credit losses (PCL)	235		275		283		975		1,240
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	868		1,082		1,047		3,360		3,546
Non-interest expense	3,604		3,497		3,582		14,453		13,469
Net income before income taxes and non-controlling interest (NCI) in subsidiaries	2,091		1,933		1,866		8,642		7,827
Net income from continuing operations	1,631		1,564		1,372		6,650		5,732
Net loss from discontinued operations	(32)		(1,656)		(251)		(1,798)		(509)
Net income (loss)	$1,599		$(92)		$1,121		$4,852		$5,223
Segments - net income (loss) from continuing operations
Canadian Banking	$904		$855		$765		$3,492		$3,044
Wealth Management	189		179		175		809		669
Insurance	196		142		124		601		491
International Banking	12		31		(7)		173		92
Capital Markets	278		277		373		1,575		1,647
Corporate Support	52		80		(58)		-		(211)
Net income from continuing operations	1,631		1,564		1,372		6,650		5,732
Selected information
Earnings (loss) per share (EPS) - basic	$1.07		$(.11)		$.74		$3.21		$3.49
- diluted	$1.07		$(.11)		$.74		$3.19		$3.46
Return on common equity (ROE) (1)	16.7%		(1.7)%		12.3%		12.9%		14.9%
Return on risk capital (RORC) (1)	24.0%		(2.6)%		20.6%		19.0%		25.4%
Selected information from continuing operations
Earnings per share (EPS) - basic	$1.09		$1.04		$.92		$4.47		$3.85
- diluted	$1.09		$1.04		$.91		$4.45		$3.82
Return on common equity (ROE) (1)	17.1%		16.7%		15.2%		18.0%		16.5%
Return on risk capital (RORC) (1)	26.0%		26.8%		29.0%		28.9%		31.5%
Specific PCL as a % of average net loans and acceptances	.31%		.38%		.40%		.34%		.45%
Gross impaired loans (GIL) as a % of loans and acceptances	.78%		.79%		.95%		.78%		.95%
Capital ratios and multiple
Tier 1 capital ratio	13.3%		13.2%		13.0%		13.3%		13.0%
Total capital ratio	15.3%		15.2%		14.4%		15.3%		14.4%
Assets-to-capital multiple	16.1	X	16.4	X	16.5	X	16.1	X	16.5	X
Tier 1 common ratio (2)	10.6%		10.3%		9.8%		10.6%		9.8%
Selected balance sheet and other information
Total assets	$751,702		$730,570		$726,206		$751,702		$726,206
Securities	179,558		193,060		183,519		179,558		183,519
Loans (net of allowance for loan losses)	296,284		289,246		273,006		296,284		273,006
Derivative related assets	100,013		85,228		106,155		100,013		106,155
Deposits	444,181		437,775		414,561		444,181		414,561
Average common equity (1)	36,400		35,700		34,000		35,550		33,250
Average risk capital (1)	25,400		24,150		20,350		24,150		19,500
Risk-weighted assets (RWA)	267,780		261,015		260,456		267,780		260,456
Assets under management (AUM)	308,700		313,100		264,700		308,700		264,700
Assets under administration (AUA) - RBC	699,800		697,400		683,800		699,800		683,800
- RBC Dexia IS (3)	2,744,400		2,831,900		2,779,500		2,744,400		2,779,500
Common share information
Shares outstanding (000s) - average basic	1,437,023		1,435,131		1,422,565		1,430,722		1,420,719
- average diluted	1,439,619		1,439,146		1,434,353		1,437,904		1,433,754
- end of period	1,438,376		1,436,757		1,424,922		1,438,376		1,424,922
Dividends declared per share	$.54		$.54		$.50		$2.08		$2.00
Dividend yield (4)	4.5%		3.9%		3.8%		3.9%		3.6%
Common share price (RY on TSX) - close, end of period	$48.62		$51.40		$54.39		$48.62		$54.39
Market capitalization (TSX)	69,934		73,849		77,502		69,934		77,502
Business information from continuing operations (number of)
Employees (full-time equivalent) (FTE)	68,480		69,065		67,147		68,480		67,147
Banking branches	1,338		1,335		1,336		1,338		1,336
Automated teller machines (ATM)	4,626		4,610		4,557		4,626		4,557
Period average US$ equivalent of C$1.00 (5)	$.992		$1.039		$.963		$1.015		$.959
Period-end US$ equivalent of C$1.00	$1.003		$1.047		$.980		$1.003		$.980

(1)	Average common equity and return on common equity (ROE) are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE, RORC, Average common equity and Average Risk Capital. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(2)	For further discussion, refer to the Key performance and non-GAAP measures section in our 2011 Annual Report to Shareholders and our Q3 2011 Report to Shareholders.
(3)	Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(4)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(5)	Average amounts are calculated using month-end spot rates for the period.

BUSINESS SEGMENT RESULTS

CANADIAN BANKING

	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2011	July 31 2011	October 31 2010
Net interest income	$2,028	$1,990	$1,934
Non-interest income	819	816	764
Total revenue	$2,847	$2,806	$2,698
PCL	$222	$254	$287
Non-interest expense	1,370	1,362	1,313
Net income before income taxes	$1,255	$1,190	$1,098
Net income	$904	$855	$765

Revenue by business
Personal Financial Services	$1,565	$1,542	$1,501
Business Financial Services	704	690	654
Cards and Payment Solutions	578	574	543

Selected other information
ROE	30.7%	31.2%	34.1%
RORC	37.9%	39.0%	44.4%
NIM (1)	2.73%	2.74%	2.75%
Specific PCL as a % of average net loans and acceptances	.30%	.35%	.41%
Operating leverage	1.2%	(2.8)%	(3.4)%
Average total earning assets (2)	$294,500	$288,200	$279,000
Average loans and acceptances (2)	296,000	289,300	276,800
Average deposits	219,500	211,000	197,400
AUA	158,000	158,600	148,200

(1)	Calculated as net interest income divided by average total earning assets. For further discussion on NIM, see How we measure and report our business segments in our 2011 Annual Report to Shareholders.
(2)	Includes average securitized residential mortgage and credit card loans for the three months ended October 31, 2011, of $42 billion and $4 billion, respectively (July 31, 2011 – $40 billion and $3 billion; October 31, 2010 – $37 billion and $3 billion).

Q4 2011 vs. Q4 2010

Net income of $904 million increased $139 million or 18% compared to the prior year, driven by solid revenue growth across all businesses and lower PCL, partially offset by increased staff costs including higher pension expense.

Total revenue increased $149 million or 6%, largely reflecting strong volume growth in home equity products, personal and business deposits, business lending, higher credit card transaction volumes and higher mutual fund distribution fees.

PCL decreased $65 million or 23%, mainly reflecting lower provisions in our commercial lending portfolio, fewer write-offs in our credit card portfolio and lower provisions in our personal lending portfolio, reflecting improved economic conditions.

Non-interest expense increased $57 million or 4%, largely driven by higher staff costs including higher pension expense driven by a significantly lower discount rate used to value our pension liability, and higher costs in support of business growth. These factors were partially offset by our continued focus on cost management.

Q4 2011 vs. Q3 2011

Net income increased $49 million or 6% compared to last quarter, mainly due to strong volume growth in home equity products and business deposits and lower PCL.

Net interest margin remained stable compared to last quarter as competitive pricing was largely offset by a favourable shift in our product mix.

PCL decreased $32 million or 13% over the last quarter, largely due to lower provisions in our commercial lending portfolio as asset quality continued to improve.

Non-interest expense was relatively flat as seasonally higher marketing spend and increased sundry losses were mostly offset by our continued focus on cost management.

WEALTH MANAGEMENT

	As at or for the three months ended
(C$ millions, except number of and percentage amounts and as otherwise noted)	October 31 2011	July 31 2011	October 31 2010
Net interest income	$97	$91	$80
Non-interest income
Fee-based revenue	726	734	615
Transaction and other revenue	333	330	410
Total revenue	$1,156	$1,155	$1,105
Non-interest expense	$887	$911	$855
Net income before income taxes	$269	$244	$250
Net income	$189	$179	$175
Revenue by business (1)
Canadian Wealth Management	$426	$421	$399
U.S. & International Wealth Management (2)	467	452	519
U.S. & International Wealth Management (US$ millions) (2)	465	469	502
Global Asset Management (3)	263	282	187
Selected other information
ROE	13.0%	12.9%	18.7%
RORC	48.7%	49.0%	70.9%
Pre-tax margin (4)	23.3%	21.1%	22.6%
Number of advisors (5)	4,281	4,236	4,188
AUA - Total	$527,200	$525,300	$521,600
- U.S. & International Wealth Management (US$ millions)	318,600	328,400	314,000
AUM	305,700	310,200	261,800
Average AUA - Total	526,800	534,600	515,800
- U.S. & International Wealth Management (US$ millions)	315,900	333,300	306,400
Average AUM	310,600	313,500	258,500

		For the three months ended
Estimated impact of US$ translation on key income statement items		Q4 2011 vs. Q3 2011	Q4 2011 vs. Q4 2010
Impact on income increase (decrease):
Total revenue		$15	$(10)
Non-interest expense		(15)	10
Net income		-	-
Percentage change in average US$ equivalent of C$1.00		(4)%	3%

(1)	Amounts in each line of business have been restated to reflect the organizational changes effective November 1, 2010. The impact on October 31, 2010 business amounts are minimal.
(2)	Includes Wealth Management-U.S., Global Trust and Wealth Management-U.K., and Wealth Management-Emerging Markets.
(3)	Includes BlueBay Asset Management (BlueBay) results which are reported on a one-month lag.
(4)	Pre-tax margin is defined as net income before income taxes divided by total revenue.
(5)	Represents client-facing advisors across all our wealth management businesses.

Q4 2011 vs. Q4 2010

Net income of $189 million increased $14 million or 8% from the prior year. Excluding certain accounting adjustments in the current quarter(1), net income was $157 million, down $18 million or 10%, as higher average fee-based client assets were more than offset by lower transaction volumes, higher costs in support of business growth and a loss on our U.S. stock-based compensation plan.

Total revenue increased $51 million or 5%, mainly due to higher average fee-based client assets reflecting our BlueBay acquisition, capital appreciation and net sales. The increase was partially offset by a loss, compared to a gain in the prior year, on our U.S. stock-based compensation plan, and lower transaction volumes in the current quarter reflecting challenging market conditions and investor concern over the weakening global economy.

Non-interest expense increased $32 million or 4%, mainly due to higher costs in support of business growth, largely reflecting our BlueBay acquisition. The increase was partially offset by certain accounting adjustments, as noted above, and the decrease in the fair value of our U.S. stock-based compensation plan liability.

Q4 2011 vs. Q3 2011

Net income of $189 million increased $10 million or 6% from the prior quarter. Excluding certain accounting adjustments in the current quarter(1) , net income was $157 million, down $22 million or 12%, due to higher sundry costs, increased marketing spend reflecting the launch of our global brand and the timing of the BlueBay performance fees earned in the prior quarter. Transaction volumes and asset values continued to be negatively impacted by the challenging economic and market conditions.

(1)	Results excluding certain accounting adjustments are non-GAAP measures. For a detailed discussion, refer to the Key Performance and non-GAAP measures section.

INSURANCE

	As at or for the three months ended
(C$ millions, except percentage amounts and as otherwise noted)	October 31 2011	July 31 2011	October 31 2010
Non-interest income
Net earned premiums	$897	$893	$839
Investment income (1)	254	399	381
Fee income	61	61	66
Total revenue	$1,212	$1,353	$1,286
Insurance policyholder benefits and claims (1)	$721	$934	$908
Insurance policyholder acquisition expense	147	148	139
Non-interest expense	132	126	124
Net income before income taxes	$212	$145	$115
Net income	$196	$142	$124

Revenue by business
Canadian Insurance	$757	$878	$838
International & Other Insurance	455	475	448

Selected other information
ROE	37.9%	31.1%	38.6%
RORC	40.5%	33.7%	44.3%
Premiums and deposits (2)	$1,206	$1,212	$1,123
Fair value changes on investments backing policyholder liabilities (1)	123	280	247

(1)	Investment income can experience volatility arising from quarterly fluctuation in the fair value of held-for-trading (HFT) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as HFT. Consequently, changes in fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Includes premiums on risk-based insurance and annuity products, and deposits on individual and group segregated fund deposits, consistent with insurance industry practices.

The results associated with Liberty Life, including the loss on the sale of $116 million before and after-tax recorded in the prior year, are no longer reflected in our Insurance segment’s historical results and have been classified as discontinued operations.

Q4 2011 vs. Q4 2010

Net income of $196 million increased $72 million or 58% from last year, mainly due to strong volume growth across most products, including $26 million (before and after-tax) related to the timing of U.K. annuity reinsurance earnings and lower claims costs in our auto and disability products.

Total revenue decreased $74 million or 6%, primarily due to the change in fair value of investments mainly backing our Canadian life policyholder liabilities, largely offset in policyholder benefits, claims and acquisition expense (PBCAE). This decrease was partially offset by volume growth, mainly in home, auto, and reinsurance products.

PBCAE decreased $179 million or 17%, primarily due to the change in fair value of investments as noted above. Lower claims costs in our auto and disability products and higher favourable actuarial adjustments reflecting management actions and assumption changes also contributed to the decrease.

Non-interest expense increased $8 million or 6%, primarily due to higher staff and marketing costs in support of business growth, mainly in our Canadian insurance businesses.

Q4 2011 vs. Q3 2011

Net income of $196 million increased $54 million or 38% from the last quarter, mainly due to the inclusion of $26 million (before and after-tax) related to the timing of U.K. annuity reinsurance earnings, volume growth across most products, lower claims costs and net investment gains.

INTERNATIONAL BANKING (1)

	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2011	July 31 2011	October 31 2010
Net interest income	$156	$143	$166
Non-interest income	227	247	223
Total revenue	$383	$390	$389
PCL	$31	$37	$46
Non-interest expense	340	309	332
Net income before income taxes and NCI in subsidiaries	$12	$44	$11
Net income (loss)	$12	$31	$(7)

Revenue by business
Banking	$196	$197	$218
RBC Dexia IS	187	193	171

Selected other information
ROE	0.6%	3.1%	(1.6)%
RORC	1.4%	7.2%	(4.7)%
Specific PCL as a % of average net loans and acceptances	1.46%	1.82%	1.96%
Average loans and acceptances	$8,400	$7,900	$9,300
Average deposits	29,800	24,900	27,000
AUA (2)	2,752,300	2,839,100	2,787,300
AUM (2)	2,700	2,600	2,600
Average AUA (2)	2,835,700	2,868,100	2,734,600
Average AUM (2)	2,800	2,600	2,600

		For the three months ended
Estimated impact of US$, Euro and TTD translation on key income statement items		Q4 2011 vs. Q3 2011	Q4 2011 vs. Q4 2010
Impact on income increase (decrease):
Total revenue		$5	$(5)
PCL		-	-
Non-interest expense		(5)	5
Net income		-	-
Percentage change in average US$ equivalent of C$1.00		(4)%	3%
Percentage change in average Euro equivalent of C$1.00		(1)%	-%
Percentage change in average TTD equivalent of C$1.00		(4)%	4%

(1)	RBTT Financial Group (RBTT) and RBC Dexia IS results are reported on a one-month lag.
(2)	These represent the AUA and AUM of RBTT and total AUA of the RBC Dexia IS joint venture, of which we have a 50% ownership interest.

Q4 2011 vs. Q4 2010

Net income of $12 million compares to a net loss of $7 million a year ago, largely reflecting lower PCL in Caribbean banking, improved results at RBC Dexia IS, and net favourable stamp tax and accounting adjustments. These factors were partially offset by lower business loan volumes and spread compression in Caribbean banking.

Total revenue was relatively flat compared to the prior year. Lower volumes in business loans reflecting unfavourable economic conditions in our Caribbean banking business and the impact of the stronger Canadian dollar were partially offset by higher average fee-based client assets resulting from capital appreciation and higher transaction volumes at RBC Dexia IS. Higher spreads on client cash deposits in RBC Dexia IS due to improved central bank overnight rates in Canada and Europe also contributed to the increase.

PCL decreased $15 million or 33%, largely reflecting lower provisions in our Caribbean commercial portfolio.

Non-interest expense increased $8 million or 2%, due to higher costs in support of business growth at RBC Dexia IS and additional set up costs in our U.S. cross-border banking platform to service our Canadian clients in the U.S. Increased initiative spend in Caribbean banking also contributed to the increase. These factors were largely offset by net favourable stamp tax and accounting adjustments in Caribbean banking.

Q4 2011 vs. Q3 2011

Net income of $12 million decreased $19 million from the prior quarter, mainly due to increased costs reflecting higher staff costs and initiative spend in Caribbean banking and additional set up costs in our U.S. cross-border banking platform. At RBC Dexia IS, higher seasonal revenue last quarter and lower average fee-based client assets this quarter, due to capital depreciation reflecting challenging market conditions, also contributed to the decrease. The decrease was partially offset by lower PCL.

CAPITAL MARKETS

	As at or for the three months ended
(C$ millions, except percentage amounts)	October 31 2011	July 31 2011	October 31 2010
Net interest income (1)	$674	$667	$692
Non-interest income	550	496	801
Total revenue (1)	$1,224	$1,163	$1,493
PCL	$4	$8	$(22)
Non-interest expense	853	781	933
Net income before income taxes and NCI in subsidiaries (1)	$367	$374	$582
Net income	$278	$277	$373

Revenue by business (2)
Global Markets	$627	$571	$825
Corporate and Investment Banking	595	658	558
Other	2	(66)	110

Selected other information
ROE	10.5%	11.0%	17.0%
RORC	11.7%	12.3%	19.3%
Specific PCL as a % of average net loans and acceptances	.04%	.10%	(.31)%
Average trading securities	$138,100	$152,200	$129,600
Average loans and acceptances	31,900	29,600	29,000
Average deposits	116,300	108,600	103,400
		For the three months ended
Estimated impact of US$, British pound and Euro translation on key income statement items		Q4 2011 vs. Q3 2011	Q4 2011 vs. Q4 2010
Impact on income increase (decrease):
Total revenue		$25	$(30)
Non-interest expense		(20)	10
Net income		5	(10)
Percentage change in average US$ equivalent of C$1.00		(4)%	3%
Percentage change in average British pound equivalent of C$1.00		(2)%	1%
Percentage change in average Euro equivalent of C$1.00		(1)%	-%

(1)	Taxable equivalent basis. For further discussion, refer to the How we measure and report our business segments section of our 2011 Annual Report to Shareholders.
(2)	Effective Q1/11, we realigned Capital Markets to better reflect how we mange our businesses. For further discussion, refer to the How we measure and report our business segments section of our 2011 Annual Report to Shareholders.

Q4 2011 vs. Q4 2010

Net income of $278 million decreased $95 million or 25% from last year, largely due to significantly lower fixed income trading results driven by challenging market conditions reflecting lower client volumes, and wider credit spreads from reduced market liquidity, particularly in the early part of the current quarter. These factors were partially offset by continued growth in our corporate and investment banking businesses.

Total revenue of $1,224 million decreased $269 million or 18% from the prior year. Deepening concerns over the weakening global economy and European sovereign debt issues resulted in high levels of client uncertainty, which negatively impacted fixed income trading primarily in the U.S. and Europe. These factors were partially offset by higher volumes in our cash equities business and continued growth in our corporate and investment banking businesses driven by strong lending activity across most geographies on increased volumes and higher loan syndication fees in the U.S. The current quarter also included gains on credit default swaps used to economically hedge our loan portfolio as compared to losses in the prior year.

PCL of $4 million, largely related to a few loans in our corporate portfolio, compared to a recovery of $22 million in the prior year.

Non-interest expense decreased $80 million or 9%, largely due to lower variable compensation reflecting weaker trading results, partially offset by increased costs in support of investments in our infrastructure and business growth, primarily in our investment banking businesses.

Q4 2011 vs. Q3 2011

Net income of $278 million was flat compared to the prior quarter. Fixed income trading results were negatively impacted by challenging market conditions particularly in the early part of the quarter while our investment banking businesses continued to perform well, despite being negatively impacted by a weaker issuance and M&A environment which led to declines in Canada and the U.S. compared to a strong prior quarter. Our European M&A business had strong growth reflecting increased mandates. Increased costs in support of business growth in our investment banking businesses and higher sundry losses also contributed to flat earnings. The current quarter was also positively impacted by certain market and credit related items which were negative in the prior quarter(2).

(2)	For a further breakdown of certain market and credit related items, refer to the Key Performance and non-GAAP measures section.

CORPORATE SUPPORT

	As at or for the three months ended
(C$ millions)	October 31 2011	July 31 2011	October 31 2010
Net interest loss (1)	$(213)	$(184)	$(262)
Non-interest income	189	104	69
Total revenue (1)	$(24)	$(80)	$(193)
PCL (2)	(22)	(24)	(28)
Non-interest expense	22	8	25
Net loss before income taxes and NCI in subsidiaries (1)	$(24)	$(64)	$(190)
Income taxes (recoveries) (1)	(99)	(168)	(155)
Non-controlling interest	23	24	23
Net income (loss)	$52	$80	$(58)
Securitization
Total securitizations sold and outstanding (3)	$34,705	$33,386	$31,503
New securitization activity in the period (4)	2,586	1,808	1,601

(1)	Taxable equivalent basis (teb).
(2)	PCL in Corporate Support is presented on a continuing operations basis and primarily comprises the general provision and an adjustment related to PCL on securitized credit card loans managed by Canadian Banking. For further information, refer to the How we measure and report our business segments section of our 2011 Annual Report to Shareholders.
(3)	Total securitizations sold and outstanding comprise Canadian credit card loans and residential mortgages.
(4)	New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the year. For further details, refer to Note 5 of our Consolidated Financial Statements of our 2011 Annual Report to Shareholders. This amount does not include Canadian residential mortgage and commercial mortgage securitization activity in Capital Markets.

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies the material items affecting the reported results in each period.

Net interest income (loss) and income taxes (recoveries) in each quarter in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) was offset by an equivalent increase in income taxes (recoveries). The amount for the three months ended October 31, 2011 was $85 million as compared to $84 million in the prior quarter and $158 million in the prior year. For further discussion, refer to the How we measure and report our business segments section of our 2011 Annual Report to Shareholders.

In addition to the teb impacts noted above, the following identifies the other material items affecting the reported results in each quarter.

Q4 2011

Net income was $52 million largely reflecting net favourable income tax adjustments, gains of $28 million ($20 million after-tax) related to the change in fair value of certain derivatives used to economically hedge our funding activities and gains related to the fair value adjustment on RBC debt. These factors were partially offset by losses of $15 million on both a before and after-tax basis attributed to an investment accounted for under the equity method.

Q4 2010

Net loss of $58 million included unfavourable tax adjustments, losses of $33 million ($23 million after-tax) related to the change in fair value of certain derivatives used to economically hedge our funding activities, and losses of $21 million on both a before and after-tax basis attributed to an investment accounted for under the equity method.

Q3 2011

Net income was $80 million mainly due to net favourable income tax adjustments.

KEY PERFORMANCE AND NON-GAAP MEASURES

Additional information about these and other key performance and non-GAAP measures can be found under the Key performance and non-GAAP measures section of our 2011 Annual Report to Shareholders.

Return on Equity and Return on Risk Capital

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on equity (ROE) and return on risk capital (RORC). RORC does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following table provides a summary of our ROE and RORC calculations.

Calculation of Return on equity and Return on risk capital

	For the three months ended							For the year ended
	October 31 2011							October 31 2011	October 31 2010
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$884	$179	$192	$6	$260	$45	$1,534	$4,594	$4,965

Net income available to common shareholders from continuing operations	884	179	192	6	260	45	1,566	6,392	5,474

Average risk capital from continuing operations (2)	$9,250	$1,450	$1,850	$1,500	$8,800	$1,650	$24,500	$22,150	$17,400
add: Goodwill and intangible capital	2,150	4,000	150	1,950	1,050	1,200	9,850	9,450	8,400
Under attribution of capital	-	-	-	-	-		1,200	900	3,650
Average common equity from discontinued operations							1,400	3,050	3,800
Total average common equity (3)	$11,400	$5,450	$2,000	$3,450	$9,850	$2,850	$36,950	$35,550	$33,250
ROE	30.7%	13.0%	37.9%	0.6%	10.5%	n.m.	16.7%	12.9%	14.9%
ROE from continuing operations							17.1%	18.0%	16.5%
RORC	37.9%	48.7%	40.5%	1.4%	11.7%	n.m.	24.0%	19.0%	25.4%
RORC from continuing operations							26.0%	28.9%	31.5%

(1)	Average risk capital, Goodwill and intangible capital, and Average common equity represent rounded figures. ROE and RORC are based on actual balances before rounding. These are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Operational and Business and fixed assets, and Insurance risk capital. For further details, refer to the Capital management section on page 58 of our 2011 Annual Report to Shareholders.
(3)	The amounts for the segments are referred to as attributed capital or Economic Capital.
n.m.	Not meaningful.

Non-GAAP measures

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined nor do they have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We believe that excluding the items below is more reflective of our ongoing operating results and should provide readers with a better understanding of management’s perspective on our Q4 2011 and 2011 performance.

Wealth Management - Net Income, excluding certain accounting adjustments

	For the three months ended
(C$ millions)	October 31 2011	July 31 2011	October 31 2010
Wealth Management Net Income	$189	$179	$175
Accounting adjustments related to deferred compensation liability	(32)	-	-
Wealth Management Net Income, excluding certain accounting adjustments	$157	$179	$175

Capital Markets - excluding certain market and credit related items

	For the three months ended
(C$ millions)	October 31 2011	July 31 2011	October 31 2010
Capital Markets Revenue	$1,224	$1,163	$1,493
Credit valuation adjustments (CVA) - MBIA	-	-	(99)
Bank-owned life insurance (BOLI) stable value contracts	36	66	(66)
CVA - Other	(47)	34	49
Fair value adjustments on RBC debt	(50)	3	36
Capital Markets revenue - excluding certain market and credit related items	$1,163	$1,266	$1,413
Capital Markets Net Income (loss)	$278	$277	$373
Credit valuation adjustments (CVA) - MBIA	-	-	(46)
Bank-owned life insurance (BOLI) stable value contracts	12	23	(23)
CVA - other	(23)	17	23
Fair value adjustments on RBC debt	(23)	1	18
Capital Markets Net Income (loss) - excluding certain market and credit related items	$244	$318	$345

Consolidated Balance Sheets

(C$ millions)	October 31 2011 (1)	July 31 2011 (2)	October 31 2010 (1), (3)

Assets

Cash and due from banks	$13,247	$12,510	$8,440

Interest-bearing deposits with banks	12,181	11,548	13,254

Securities
Trading	145,274	161,877	144,925
Available-for-sale	34,284	31,183	38,594
	179,558	193,060	183,519

Assets purchased under reverse repurchase agreements and securities borrowed	84,947	76,900	72,698

Loans
Retail	228,484	225,564	214,937
Wholesale	69,758	65,655	60,107
	298,242	291,219	275,044
Allowance for loan losses	(1,958)	(1,973)	(2,038)

	296,284	289,246	273,006

Other
Customers’ liability under acceptances	7,689	7,333	7,371
Derivatives	100,013	85,228	106,155
Premises and equipment, net	2,490	2,340	2,139
Goodwill	7,703	7,636	6,660
Other intangibles	2,115	1,963	1,710
Assets of discontinued operations	27,143	26,103	34,364
Other assets	18,332	16,703	16,890
	165,485	147,306	175,289
	$751,702	$730,570	$726,206

Liabilities and shareholders’ equity

Deposits
Personal	$166,030	$160,665	$151,347
Business and government	258,494	253,063	239,233
Bank	19,657	24,047	23,981
	444,181	437,775	414,561
Other
Acceptances	7,689	7,333	7,371
Obligations related to securities sold short	44,284	50,566	46,597
Obligations related to assets sold under repurchase agreements and securities loaned	46,188	42,401	41,207
Derivatives	101,437	88,117	108,908
Insurance claims and policy benefit liabilities	6,875	6,727	6,273
Liabilities of discontinued operations	20,071	19,301	24,454
Other liabilities	29,580	28,602	28,220
	256,124	243,047	263,030
Subordinated debentures	7,749	7,617	6,681
Trust capital securities	-	-	727
Non-controlling interest in subsidiaries	1,941	1,920	2,256

Shareholders’ equity
Preferred shares	4,813	4,813	4,813
Common shares (shares issued - 1,438,376,317, 1,436,757,361 and 1,424,921,817)	14,017	13,948	13,378
Contributed surplus	212	223	236
Treasury shares - preferred (shares held - 6,341, (50,260) and 86,400)	-	1	(2)
- common (shares held - (146,075), 1,378,753 and 1,719,092)	8	(62)	(81)
Retained earnings	24,282	23,525	22,706
Accumulated other comprehensive loss	(1,625)	(2,237)	(2,099)
	41,707	40,211	38,951
	$751,702	$730,570	$726,206

(1)	Derived from audited financial statements.
(2)	Unaudited
(3)	Comparative information has been restated to reflect the presentation of discontinued operations. Refer to Notes 1 and 11 of our 2011 Annual Consolidated Financial Statements.

Consolidated Statements of Income

	For the three months ended			For the year ended
(C$ millions)	October 31 2011 (2)	July 31 2011 (2), (3)	October 31 2010 (2), (3)	October 31 2011 (1)	October 31 2010 (1), (3)

Interest income
Loans	$3,294	$3,216	$3,270	12,975	$12,494
Securities	1,211	1,345	1,169	5,118	4,719
Assets purchased under reverse repurchase agreements and securities borrowed	200	192	155	736	474
Deposits with banks	18	20	22	91	59

	4,723	4,773	4,616	18,920	17,746

Interest expense
Deposits	1,263	1,257	1,394	5,242	4,917
Other liabilities	632	724	531	2,725	2,184
Subordinated debentures	86	85	81	353	307
	1,981	2,066	2,006	8,320	7,408
Net interest income	2,742	2,707	2,610	10,600	10,338

Non-interest income
Insurance premiums, investment and fee income	1,216	1,351	1,283	4,479	4,485
Trading revenue	(94)	(135)	279	800	1,333
Investment management and custodial fees	496	508	457	1,998	1,774
Mutual fund revenue	507	518	410	1,977	1,571
Securities brokerage commissions	332	305	305	1,329	1,271
Service charges	342	330	344	1,324	1,321
Underwriting and other advisory fees	279	363	337	1,489	1,193
Foreign exchange revenue, other than trading	183	160	164	683	608
Card service revenue	152	173	129	646	521
Credit fees	174	197	156	707	621
Securitization revenue	268	205	206	797	764
Net gain on available-for-sale securities	6	45	13	128	38
Other	195	60	85	473	244
Non-interest income	4,056	4,080	4,168	16,830	15,744
Total revenue	6,798	6,787	6,778	27,430	26,082
Provision for credit losses	235	275	283	975	1,240
Insurance policyholder benefits, claims and acquisition expense	868	1,082	1,047	3,360	3,546

Non-interest expense
Human resources	2,105	2,112	2,153	8,958	8,430
Equipment	264	249	243	1,011	944
Occupancy	267	263	260	1,027	960
Communications	202	195	209	745	750
Professional fees	207	162	188	683	572
Outsourced item processing	64	63	68	268	278
Amortization of other intangibles	126	123	120	480	440
Other	369	330	341	1,281	1,095
	3,604	3,497	3,582	14,453	13,469

Income before income taxes	2,091	1,933	1,866	8,642	7,827
Income taxes	434	347	467	1,888	1,996

Net income before non-controlling interest	1,657	1,586	1,399	6,754	5,831
Non-controlling interest in net income of subsidiaries	26	22	27	104	99

Net income from continuing operations	1,631	1,564	1,372	6,650	5,732
Net loss from discontinued operations	(32)	(1,656)	(251)	(1,798)	(509)
Net income (loss)	$1,599	$(92)	$1,121	$4,852	$5,223

Preferred dividends	(65)	(64)	(64)	(258)	(258)
Net income (loss) available to common shareholders	$1,534	$(156)	$1,057	$4,594	$4,965

Average number of common shares (in thousands)	1,437,023	1,435,131	1,422,565	1,430,722	1,420,719
Basic earnings (loss) per share (in dollars)	$1.07	$(.11)	$.74	$3.21	$3.49
Basic earnings per share from continuing operations (in dollars)	$1.09	$1.04	$.92	$4.47	$3.85
Basic (loss) per share from discontinued operations (in dollars)	$(.02)	$(1.15)	$(.18)	$(1.26)	$(.36)

Average number of diluted common shares (in thousands)	1,439,619	1,439,146	1,434,353	1,437,904	1,433,754
Diluted earnings (loss) per share (in dollars)	$1.07	$(.11)	$.74	$3.19	$3.46
Diluted earnings per share from continuing operations (in dollars)	$1.09	$1.04	$.91	$4.45	$3.82
Diluted (loss) per share from discontinued operations (in dollars)	$(.02)	$(1.15)	$(.17)	$(1.26)	$(.36)

Dividends per share (in dollars)	$.54	$.54	$.50	$2.08	$2.00

(1)	Derived from audited financial statements
(2)	Unaudited
(3)	Comparative information has been restated to reflect the presentation of discontinued operations. Refer to Notes 1 and 11 of our 2011 Annual Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	For the three months ended			For the year ended
(C$ millions)	October 31 2011 (2)	July 31 2011 (2)	October 31 2010 (2)	October 31 2011 (1)	October 31 2010 (1)
Comprehensive income
Net income (loss)	$1,599	$(92)	$1,121	$4,852	$5,223
Other comprehensive income, net of taxes
Net unrealized (losses) gains on available-for-sale securities	(85)	47	134	(128)	441
Reclassification of (gains) losses on available-for-sale securities to income	(1)	40	(1)	(7)	(261)
Net change in unrealized (losses) gains on available-for-sale securities	(86)	87	133	(135)	180
Unrealized foreign currency translation gains (losses)	1,131	166	(137)	(695)	(1,785)
Reclassification of losses (gains) on foreign currency translation to income	1	(2)	(3)	(8)	(5)
Net foreign currency translation (losses) gains from hedging activities	(648)	(62)	109	725	1,479
Foreign currency translation adjustments	484	102	(31)	22	(311)
Net gains (losses) on derivatives designated as cash flow hedges	148	103	(100)	309	(334)
Reclassification of losses on derivatives designated as cash flow hedges to income	66	78	59	278	82
Net change in cash flow hedges	214	181	(41)	587	(252)
Other comprehensive income (loss)	612	370	61	474	(383)
Total comprehensive income	$2,211	$278	$1,182	$5,326	$4,840

Consolidated Statements of Changes in Shareholders’ Equity
(C$ millions)	October 31 2011 (2)	July 31 2011 (2)	October 31 2010 (2)	October 31 2011 (1)	October 31 2010 (1)
Preferred shares
Balance at beginning of year	$4,813	$4,813	$4,813	$4,813	$4,813
Issued	-	-	-	-	-
Balance at end of year	4,813	4,813	4,813	4,813	4,813

Common shares
Balance at beginning of year	13,948	13,550	13,340	13,378	13,075
Issued	69	398	38	639	303
Balance at end of year	14,017	13,948	13,378	14,017	13,378

Contributed surplus
Balance at beginning of year	223	219	232	236	246
Renounced stock appreciation rights	-	-	-	-	-
Stock-based compensation awards	(15)	(1)	-	(32)	(9)
Other	4	5	4	8	(1)
Balance at end of year	212	223	236	212	236

Treasury shares - preferred
Balance at beginning of year	1	(2)	(2)	(2)	(2)
Sales	22	25	40	97	129
Purchases	(23)	(22)	(40)	(95)	(129)
Balance at end of year	-	1	(2)	-	(2)

Treasury shares - common
Balance at beginning of year	(62)	5	(71)	(81)	(95)
Sales	1,778	1,366	1,310	6,074	6,814
Purchases	(1,708)	(1,433)	(1,320)	(5,985)	(6,800)
Balance at end of year	8	(62)	(81)	8	(81)

Retained earnings
Balance at beginning of year	23,525	24,457	22,361	22,706	20,585
Transition adjustment - Financial instruments (3)	-	-	-	-	-
Net income	1,599	(92)	1,121	4,852	5,223
Preferred share dividends	(65)	(64)	(64)	(258)	(258)
Common share dividends	(777)	(776)	(712)	(2,979)	(2,843)
Issuance costs and other	-	-	-	(39)	(1)
Balance at end of year	24,282	23,525	22,706	24,282	22,706

Accumulated other comprehensive (loss) income
Transition adjustment - Financial instruments (3)	59	59	59	59	59
Unrealized gains and losses on available-for-sale securities	(31)	55	104	(31)	104
Unrealized foreign currency translation gains and losses, net of hedging activities	(1,663)	(2,147)	(1,685)	(1,663)	(1,685)
Gains and losses on derivatives designated as cash flow hedges	10	(204)	(577)	10	(577)
Balance at end of year	(1,625)	(2,237)	(2,099)	(1,625)	(2,099)
Retained earnings and Accumulated other comprehensive income	22,657	21,288	20,607	22,657	20,607

Shareholders’ equity at end of year	$41,707	$40,211	$38,951	$41,707	$38,951

(1)	Derived from audited financial statements
(2)	Unaudited.
(3)	Transition adjustment relates to amendments to CICA Handbook Section 3855 that were effective November 1, 2008.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, our future business growth and efficiencies, our vision and strategic goals and our President and Chief Executive Officer’s statements in this earnings release. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our future business growth and efficiencies, our vision and strategic goals and financial performance objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management section of our 2011 Annual Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis and the lowering of the U.S. long-term sovereign credit rating by Standard & Poor’s; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; changes to and new interpretations of risk-based capital and liquidity guidelines; the impact of changes in laws and regulations including relating to the payments system in Canada, consumer protection measures and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations to be issued thereunder; the effects of competition in the markets in which we operate; our ability to attract and retain employees; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; development and integration of our distribution networks; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2011 Annual Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our 2011 Annual Report to Shareholders, Annual Information Form (AIF) and Annual Report on Form 40-F (Form 40-F) on our website at rbc.com/investorrelations. Shareholders may request a hard copy of our 2011 Annual Report, AIF and Form 40-F free of charge by contacting Investor Relations at (416) 955-7802. Our Form 40-F will be filed with the SEC.

Quarterly conference call and webcast presentation

Our conference call is scheduled for Friday, December 2, 2011 at 8:00 a.m. Eastern Standard Time (EST) and will feature a presentation about our fourth quarter and 2011 results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-866-696-5910, passcode 1853457#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 pm (EST) on December 2 until February 29, 2012 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 6726505#).

Media Relations Contact

Tanis Robinson, Director, Financial Communications, tanis.robinson@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto) Rina Cortese, Media Relations, rina.cortese@rbc.com, 416-974-5506 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are one of Canada’s largest banks as measured by assets and market capitalization, and are among the largest banks in the world, based in market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 74,000 full- and part-time employees who serve close to 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 56 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this release, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.